UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On Wednesday August 9, 2023, Vertical Aerospace Ltd.’s experimental prototype aircraft was involved in an incident during flight testing at its Flight Test Centre at Cotswold Airport, UK. The aircraft was remotely piloted and there were no injuries.

Our flight test programme is designed to establish the limits of the aircraft’s performance, and the incident occurred during an uncrewed test of the aircraft’s maneuverability during a motor failure test scenario, which is a key requirement to progress to crewed operations. We are working closely with the relevant authorities.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 9, 2023	By:	/s/ Stephen Fitzpatrick
Stephen Fitzpatrick
Chief Executive Officer